FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: April 2, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

QUARTERLY REPORT JANUARY 31, 2004


AMERICAN
STOCK EXCHANGE

GAMMON LAKE RESOURCES INC.

TABLE OF CONTENTS

LETTER FROM THE PRESIDENT



During Gammon Lake Resources Inc.'s second quarter, the Company made excellent progress toward its primary objective of completing final feasibility by mid-2004 at its 100%-owned Ocampo Gold and Silver Project in Mexico.

The Company announced the second and third rounds of step-out and in-fill drill results from the on-going 65,000-metre drill program at the Northeast Ocampo Underground Project Area during the second quarter - and the fourth round after the close of the quarter. Each of these announcements marked the release of truly superior drilling results that continue to meet and exceed management's expectations. Gammon has now completed approximately 30,000-metres of drilling as part of the 65,000-metre drill program, and approximately 1.5-kilometers of the total 6-kilometer ramp have been completed to date. During the process of ramp development and the construction of an underground workshop, a new, previously undiscovered high-grade structure called the Esperanza Vein was encountered. The Company will now target this structure for drilling to determine the full strike extent and depth of this rich new zone of high-grade gold and silver.

During the second quarter, Gammon Lake launched a separate 30,000-metre deep drilling program focused on exploring the high-grade underground potential beneath the limits of the proposed pits in the Open-Pit Project Area at Ocampo. The results of a few deeper holes drilled earlier in this area indicate that the area has the potential to offer significant new gold and silver resource on the order of as much or more, than that found in the Northeast Underground Project Area.

Shortly after the close of the second quarter, the Company announced a third private placement financing through BMO Nesbitt Burns for +CDN$21-million. This financing was completed on February 27th. With a portion of these funds, Gammon Lake purchased 5.9-million units of Mexgold Resources Inc. at CDN$2/unit, maintaining approx. 25% interest in Mexgold. Mexgold has now completed its purchase of the producing El Cubo Gold-Silver Mine, and is today a producer at the rate of 58,000 gold-equivalent ounces per year, on its way to increasing its annual production to more than 100,000 gold-equivalent ounces, while lowering its cost per ounce of production. This company - and Gammon Lake's investment - are working out nicely.

Gammon Lake owns a total of 10.9-million shares of Mexgold, having earlier purchased 5-million shares at CDN$0.10/share.

The Company's near-term goals are to complete final feasibility at Ocampo by mid-year, and to commence construction of the mine and milling facilities shortly thereafter, with a target of initiating production near the end of 2004, or in early 2005. Throughout this period, the Company will continue drilling to significantly upgrade and expand current gold and silver resources at Ocampo.

We want to thank you, our shareholders, for your continuing support during these most exciting of times in the Company's development. We look forward to further growth in the next quarter as Gammon continues to rapidly develop the Ocampo Project and nears the realization of our corporate objective of becoming a mid-tier gold-silver producer.

Sincerely,
Fred George
President & Chairman

MANAGEMENT DISCUSSION AND ANALYSIS



Overview

This interim management discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the six month period ended January 31, 2004 and 2003, and the audited consolidated financial statements of the Company for the year ended July 31, 2003 including all accompanying notes to the financial statements. The following discussion and analysis provides a summary selected consolidated financial information for the six month period ended January 31, 2004 and 2003, and includes financial information relating to the Company, as well as its wholly-owned subsidiaries. The consolidated financial statements of the Company have been prepared by management accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 15 to the consolidated financial statements for the year ended July 31, 2003.

The Company has ongoing advanced stage exploration and development at its Ocampo project. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital. The monthly payment previously received from Bolnisi Gold NL was terminated pursuant to an agreement signed in November 2003 (see Note 6). Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company is can be found in its Annual Information Form.

Description of the Business

Gammon Lake Resources Inc. is a mineral resource company engaged in the acquisition and development of mineral properties in Mexico. The Company's resources are currently focused on the development of its Ocampo Gold and Silver Project in Chihuahua State, Mexico. The Company also owns a minority interest in Mexgold Resources Inc. (Mexgold), a public junior natural resource company, listed on the TSX Venture exchange (TSXV:MGR). Mexgold holds a 100% interest in a Mexican gold and silver mineral exploration property known as the "Guadalupe Gold-Silver Project" and a 100% interest in the El Cubo Gold-Silver Mine in Guanajuato, Mexico. The Company is traded on the Toronto Stock Exchange under the symbol "GAM" and on the American Stock Exchange under the symbol "GRS".

Results of Operations

Operations

During the period, the company posted a net loss of $4,326,013 compared to the previous year's net income of $692,364 with loss per share of $0.089 compared to earnings per share in the prior year of $0.021.



Interest revenue increased by $143,174 due to the interest earned on the investment of the proceeds of two common stock issues totaling $30-million completed in August and November 2003. The Company received 3 months of management fees ($230,000) in the current period (2003 - $180,000) pursuant to an earn-in agreement with Bolnisi Gold NL. The agreement with Bolnisi provided for a payment of $30,000 per month with an increase to $100,000 per month if the project had not been completed by September 2003. During the period, the Company entered into an agreement with Bolnisi Gold to terminate all previous agreements including the earn-in agreement as noted above.

The Company has recorded a foreign exchange gain of $1,770,673 in the current period due to the favorable fluctuation of the Canadian dollar against the Mexican peso and the US dollar. The Company has a long-term debt instrument denominated US dollars. In addition, the assets and liabilities of an integrated wholly owned subsidiary are denominated in Mexican Pesos. The Company will continue to experience these fluctuations due to the exposure created by its international corporate structure and long-term debt. To minimize the exposure to foreign currency fluctuations, the company holds all surplus funds in Canadian dollars.

General and administrative has increased in 2004 by $796,322 due to an increase in marketing and investor communications program, the additional cost of maintaining dual stock exchange listings as well as travel expenditures for mining personnel.

Professional fees have increased over the prior year due to the issuance of stock options to consultants (2004 - $2,633,800, 2003 - $270,250). The stock options were recorded at fair value using the Black-Scholes option pricing model and a corresponding amount was recorded as contributed surplus.

Wages and benefits have increased by $239,733 due to additional staffing in the finance department, wage increases, and the addition of a Chief Operating Officer. Amortization expense has increased significantly due to the purchase of mining equipment at the end of the previous fiscal year and in the current period. The equipment purchased is utilized as part of the project to construct underground ramps, tunnels and underground drilling stations.

During the period, the Company reduced the carrying value of its Santa Maria and La Cuesta properties to nil as limited resources will be expended on these properties in the near term. Due to the consolidation of 100% of the Ocampo property with the termination of the Bolnisi agreements, the Company will focus the majority of its resources on the exploration and development of this resource.

The Company's carrying value of its investment in Mexgold Resources Inc was reduced by $235,000 to a carrying value of $265,000 due to its equity share in the loss for the period. The market value of the investment at January 31, 2004 was $12,050,000.



Exploration and Development

Open-Pit Project

During the period, the company entered into an agreement with Bolnisi Gold NL and Recursos Mineros S.A. de C.V. to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi. Bolnisi, in return, agreed to deliver all technical information relating the project according to a schedule in the agreement.

On December 9, 2003, the Company received all technical reports and the payment of $USD 5,000,000 ($CAD 6,500,000) was made by the Company in favour of Bolnisi. . The gold-equivalent resource at the Company's Open-Pit Project contains 1.18-million ounces in the measured and indicated categories and 285,000 ounces in the inferred category, using a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver. During the period, the Company launched a 30,000-metre deep drilling program focused on exploring the high-grade underground potential beneath the limits of the proposed open-pits. The Company now plans to complete a consolidated feasibility study for the property as a whole, exploiting the advantages of one combined mining operation in the district. The combined resource for the Ocampo Gold and Silver project currently stands at 4.4 million gold-equivalent ozs.

Northeast Underground project

During the period, the Company continued its development of the Ocampo property with expenditures during the period of $11.98 million (2003 - $1.75 million) as part of its 65,000-metre drill program and 6-km underground ramp and tunnel project. The current period expenditures include the payment to Bolnisi of $6.5 million.

The previous 25,000-meter drill program was completed during the previous fiscal year along with a resource calculation audited by Pincock Allan & Holt. On a gold-equivalent basis, the newly outlined resource at the Company's Northeast Ocampo Project contains about 1.35-million ounces in the measured and indicated categories and more than 1.6- million ounces in the inferred category, using a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

In addition, the Company released a preliminary scoping study in June 2003 prepared by Kappes Cassidy which shows annual production of 92,400 oz. gold and 4.6 million oz. silver, with an IRR OF 247%, on measured and indicated resource at the Company's Northeast Ocampo underground project.

The reconsolidation of the Ocampo project provides the opportunity to realize synergies arising from the integration of the underground northeast area with the open pit area into a single mining and processing complex. A combined underground and open pit mine and processing facility is expected to significantly reduce overall capital and operating costs and raise total production levels. Based on the work completed by Bolnisi and the recent scoping study by Kappes Cassidy & Associates, Gammon will target a production level approaching 300,000 ounces gold equivalent per annum in the combined project feasibility study. Mine permitting is well advanced with final approvals expected in 2004.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at January 31, 2004 was $20 million compared to July 31, 2003 at $0.73-million. During the six-month period, the Company completed two fully subscribed private placement financings. The first placement of $17,250,000 closed on August 19 and consisted of 5,390,625 common shares sold at $3.20 per share. On November 21, the Company raised an additional $15,000,000 in a private placement to finance the termination payment of $USD 5,000,000 to Bolnisi Gold NL as well as to



finance continued development and exploration on the property. Subsequent to the period end, the Company completed a private placement financing of 3,334,300 special warrants at $6.50 each for a gross proceeds of $21.7 million. The Company invested $11.8 million of the proceeds into 5.9 million shares of Mexgold Resources Inc. to maintain its approximately 25% interest in Mexgold. The Company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the Ocampo district as it moves into the next phase of its operations and program development.

The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos.

The Company received $3,899,490($1,813,515 - 2003) from the issuance of shares due to the exercise of options and warrants during the period at an average price of $1.07 per share. During the period, the Company invested $5.476 million in its Ocampo mineral property as a result of the underground exploration and 65,000-meter drilling program undertaken in the current fiscal year. Previous years mineral property expenditures during the same period totaled $1.746 million.

The Company purchased additional mining equipment ($440,028) for the purpose of completing the development of the ramps and tunnels on the Company's Ocampo project. An additional $2.7 million was needed to support ongoing operational needs during the period ($395,374 - 2002). The increase in the previous year is due to increased operational needs of the Company as it moves to a higher level of exploration and the growth in administration needed to support the underground operations.

As of January 31, 2004, the Company had 6,657,300 in-the-money exercisable options for a total value of $13,143,730 of which a total of 25,000 in-the-money options with a value of $50,000 have expiry dates in 2004 with the remaining expiring in the years 2006 to 2008.

The Company may require additional funds for working capital, unanticipated business opportunities or expenditures. The Company may also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company's properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

Outlook

The Company continues to be optimistic about the Ocampo Gold and Silver Project in Mexico. Now that the Company owns 100% of the project with the termination of the Bolnisi agreements, the synergies of the project have increased along with the potential cost-savings in the mine development, construction and operation.



With the completion of 2 new studies on the property and the recent financings of $53.7 million, the focus over the next year will be on completing a feasibility study encompassing the entire property, construction of the mine and commencing production. The goals for the next year through the completion of the new drilling and underground development programs is to move towards an expansion of the resource from inferred to measured/indicated, and an increase in the resource calculation to a target of 6 million gold-equivalent oz.

With the building of ramps and tunnels on the Northeast Ocampo property, the Company has started to extract bulk samples and complete infill drilling from underground drill stations. In addition, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. The Company will continue the drilling of targets throughout the property and will test for additional shallow surface and underground deposits outside of the ramp development area with a focus on increasing our resource base.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration programs on its mineral properties and its ability to obtain equity financing.

Forward-looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit

(Unaudited) Periods Ended January 31	Three Months 2004	Three Months 2003	Six Months 2004	Six Months 2003
Interest income	$ 131,373	$ 17,060	$ 207,704	$ 64,530
Management Fees	7,000	90,000	237,000	180,000
	138,373	107,060	444,704	244,530
Expenses				
Amortization	8,678	1,505	20,348	2,319
General and administrative	816,644	400,341	1,335,616	539,294
Management fees	77,885	-	112,500	-
Professional fees	1,440,056	640,882	3,438,941	786,758
Wages and benefits	226,623	52,026	335,537	95,804
	2,569,886	1,094,754	5,242,942	1,424,175
Loss before other items	(2,431,513)	(987,694)	(4,798,238)	(1,179,645)
Foreign exchange gains	213,532	1,806,598	1,770,673	1,872,009
Write-off of mineral property	-	-	(1,063,448)	-
Loss on equity investment	(153,000)	-	(235,000)	-
	60,532	1,806,598	472,225	1,872,009
Net (loss) earnings	$ (2,370,981)	$ 818,904	$ (4,326,013)	$ 692,364
(Loss) earnings per share (Note 10)	$ (0.048)	$ 0.024	$ (0.089)	$ 0.021
Diluted (loss) earnings per share (Note 10)	$ (0.048)	$ 0.022	$ (0.089)	$ 0.019
Deficit, beginning of period	$ (8,591,497)	$ (6,228,234)	$ (6,636,465)	$ (6,101,694)
Net (loss) earnings	(2,370,981)	818,904	(4,326,013)	692,364
Deficit, end of period	$ (10,962,478)	$ (5,409,330)	$ (10,962,478)	$ (5,409,330)

See accompanying notes to the interim uanudited consolidated financial statements.

FINANCIAL STATEMENTS

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets

	January 31 2004 (unaudited)	July 31 2003 (audited)
Assets		
Current		
Cash and cash equivalents	$ 19,985,284	$ 1,264,614
Receivables		
Commodity taxes	1,112,196	732,554
Other	13,109	20,664
Due from affiliated companies (Note 11)	122,677	-
Prepaids	18,367	16,924
	21,251,632	2,034,756
Investment in affiliated company (Note 3)	265,000	500,000
Capital assets (Note 4)	961,795	542,115
Mineral properties and related deferred costs (Notes 5 and 6)	65,157,485	54,833,669
	$ 87,635,912	$ 57,910,540
Liabilities		
Current		
Payables and accruals	$ 840,694	$ 1,307,239
Long term debt (Note 7)	9,242,800	9,870,000
Future income taxes (Note 8)	7,944,000	9,430,000
	18,027,494	20,607,239
Shareholders' Equity		
Capital stock (Note 9)	77,897,836	43,939,766
Contributed surplus (Note 9)	2,673,060	-
Deficit	(10,962,478)	(6,636,465)
	69,608,418	37,303,301
	$ 87,635,912	$ 57,910,540

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)
Subsequent events (Note 12)

On behalf of the Board

"Fred George" Director "Brad Langille" Director

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited)
Periods Ended January 31

	Three Months 2004	Three Months 2003	Six Months 2004	Six Months 2003
Increase (decrease) in cash and cash equivalents				
Operating				
Net (loss) earnings	$ (2,370,981)	$ 818,904	$ (4,326,013)	$ 692,364
Amortization	8,678	1,505	20,348	2,319
Foreign exchange gain	(213,632)	(1,806,598)	(1,770,673)	(1,872,009)
Stock option expense	1,215,260	270,250	2,673,060	270,250
Mineral property write-off	-	-	1,063,448	-
Loss on equity investment	153,000	-	235,000	-
	(1,207,675)	(715,939)	(2,104,830)	(907,076)
Change in non-cash operating working capital	340,615	561,980	(594,178)	511,702
Cash flow from operations	(866,960)	(153,959)	(2,699,008)	(395,374)
Financing				
Net proceeds from issuance of capital stock	16,313,780	1,755,427	33,958,070	1,813,515
Investing				
Acquisition of investment	-	(500,000)	-	(500,000)
Acquisition of capital assets	(292,751)	(6,505)	(440,028)	(6,615)
Advances to affiliated companies	(261,580)	-	(122,677)	-
Expenditures on mineral properties and related deferred costs	(9,752,777)	(1,272,808)	(11,975,687)	(1,746,073)
	(10,307,108)	(1,779,313)	(12,538,392)	(2,252,688)
Increase (decrease) in cash and cash equivalents	5,139,712	(177,845)	18,720,670	(834,547)
Cash and cash equivalents				
Beginning of periods	14,845,572	5,741,603	1,264,614	6,398,305
End of periods	$ 19,985,284	$ 5,563,758	$ 19,985,284	$ 5,563,758

See accompanying notes to the interim unaudited consolidated financial statements.

1. Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there-from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds over and above amounts raised subsequent to the period end (Note 12) to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

Basis of presentation

The accompanying interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Selected information and disclosures required in notes to annual financial statements has been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended July 31, 2003. The interim financial statements have been prepared following the same accounting policies and methods of computation as the annual financial statements for the year ended July 31, 2003 except as follows:

2. Summary of significant accounting policies (cont'd)

Effective August 1, 2003, the Company adopted the fair value method of accounting for employee and non-employee stock-based compensation.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Stock based compensation and change in accounting policy
Effective August 1, 2003, the Company adopted the fair value method of accounting for employee and non-employee stock-based compensation. Stock option costs are measured at the grant date based on the fair value of the options and are charged to professional fees and wages with a credit to contributed surplus.

The consideration paid on exercise of options is credited to capital stock.

This policy has been adopted prospectively without retroactive application to financial statements of prior periods.

3. Investment in affiliated company

The Company's long-term investment, carried at equity, consists of 5,000,000 shares, representing a 25% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. ("Mexgold"). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the "Guadalupe Gold-Silver Project".

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	January 31 2004	July 31 2003
Initial investment in Mexgold Resources Inc.	**$ 500,000**	$ 500,000
Equity share of losses of Mexgold Resources Inc.	**(235,000)**	-
Carrying value of investment in affiliated company	**$ 265,000**	$ 500,000

3. Investment in affiliated company (cont'd)

The market value of investment in affiliated company as at January 31, 2004 was $12,050,000. Prior to September 18, 2003, the shares in Mexgold were not publicly traded, therefore, no reliable market value data was available for the investment.

4. Capital assets

	January 31, 2004			July 31, 2003		
	Cost	Accumulated Amortization	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 19,910	$ 8,149	**$ 11,761**	$ 15,052	$ 6,502	$ 8,550
Exploration	1,039,370	93,473	**945,897**	604,202	75,234	528,968
Furniture and equipment	7,243	3,106	**4,137**	7,243	2,646	4,597
	$ 1,066,523	$ 104,728	**$ 961,795**	$ 626,497	$ 84,382	$ 542,115

5. Mineral properties and related deferred costs

For the six month period ended January 31, 2004	La Cuesta and Santa Maria (Mexico)	Ocampo (Mexico)	Total
Balance, July 31, 2003	$ 1,063,448	$ 53,770,221	$ 54,833,669
Expenditures, quarter ended October 31, 2003	-	824,950	824,950
Write-offs, quarter ended October 31, 2003	(1,063,448)	-	(1,063,448)
Expenditures, quarter ended January 31, 2004	-	10,562,314	10,562,314
Balance, January 31, 2004	$ -	$ 65,157,485	$ 65,157,485

Included in current period expenditures are future income tax adjustments of $(588,423). The Company has written off the La Cuesta and Santa Maria properties as it has not incurred any exploration expenditures in the last three fiscal years and has no plans in the current fiscal year to develop the properties.

5. Mineral properties and related deferred costs (cont'd)

Schedule of deferred mineral property expenditures

Mineral property, August 1, 2003	$ 54,833,669
Mineral rights	6,828,263
Geological services and studies	260,981
Drilling	1,495,175
Assays	233,888
Equipment and consumables	1,837,449
Field Office	56,875
Camp materials and equipment	88,280
Health and Safety	8,198
Vehicles	112,826
Consulting fees	160,267
Contract Mining fees	817,212
Travel	86,273
Future Income tax adjustment	(588,423)
Total current period additions	11,387,264
Write-off of mineral property expenditures	(1,063,448)
Mineral property, January 31, 2004	$ 65,157,485

6. Commitments and contingencies

Bolnisi Gold NL ("Bolnisi") and Recursos Mineros S.A. de C.V. ("Recursos")

On November 6, 2003, the Company entered into an agreement with Bolnisi and Recursos to terminate all agreements between the companies in exchange for a payment of $USD 5,000,000 to Bolnisi. Bolnisi, in return, agreed to deliver technical information related to the Ocampo open-pit project according to a schedule in the agreement. On December 9th, 2003 all technical reports were received by the Company and the payment of $USD 5,000,000 ($CAD 6,500,000) was made by the Company in favour of Bolnisi.

6. Commitments and contingencies (cont'd)

Summary of Future Commitments

A summary of the significant future commitments at January 31, 2004 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US $211,526	Upon sale of the related property
Compania Minera Global, S.A. de C.V.	US $1,000,000	Upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US $2,000,000	8% of net profits attributable to related mining claims or upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US $250,000	Upon a minimum proven reserve amount

7. Long term debt

	January 31 2004	July 31 2003
Soyopa loan, non-interest bearing, translated to Canadian dollars at the balance sheet date	$ 9,242,800	$ 9,870,000

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.) US $3,500,000 on or before November 23, 2006;

ii.) US $3,500,000 on or before November 23, 2007;

iii.) In the event that the Company has commenced production of gold and/or silver from the mining title of Ocampo acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.) In the event the Company sells or transfers title to the concessions of Ocampo to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

8. Income taxes

The following table reflects future income tax liabilities at January 31, 2004 and July 31, 2003.

	January 31 2004	July 31 2003
Accounting value of mineral properties and related deferred costs in excess of tax value	$ 14,856,000	$ 12,115,000
Deductible share issue costs	(1,233,000)	(312,000)
Non-capital losses carried forward	(11,757,000)	(5,581,000)
	1,866,000	6,222,000
Valuation allowance	6,078,000	3,208,000
Future income tax liabilities recognized	$ 7,944,000	$ 9,430,000

9. Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

9. Capital stock (cont'd)

Issued and outstanding:

	Number of Common Shares	Ascribed Value
Balance - July 31, 2003	40,934,286	$ 43,939,766
Issued during the six month period ended January 31, 2004:		
For cash upon exercise of share purchase options	1,293,700	918,820
For cash upon exercise of share purchase warrants	2,349,780	2,980,670
For cash pursuant to private placements	7,829,649	30,058,580
Balance - January 31, 2004	52,407,415	$ 77,897,836

Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 11,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 12,953,300 options have been granted pursuant to the Company's stock option plan of which 6,196,000 have been exercised or have expired. Currently, 6,657,300 options are exercisable. During the quarter, 100,000 options were granted to an employee at an exercise price of $5.36. The options vest over a four-year period starting December, 2004 and are contingent on the continued employment of the individual with the Company at the time of vesting.

During the six month period ended January 31, 2004, 1,640,000 options that were granted to consultants and employees in previous periods and earned during the current period were expensed based on the fair value of the options on the date granted. As a result, $2,633,800 was recorded as professional fees and contributed surplus and $39,260 was recorded as wages and contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

9. Capital stock (cont'd)

Options earned during the 1st quarter

Dividend yield	0%
Expected volatility	100%
Risk free interest rate	3.75%
Expected life	5 years

Options earned during the 2nd quarter

Dividend yield	0%
Expected volatility	63%
Risk free interest rate	3.75%
Expected life	5 years

Had stock-based compensation for 1,150,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, and if the options had been exerciseable the Company's pro forma net loss and loss per share for the three and six month periods ended January 31, 2003 would have been as follows:

	Three Months Ended 2003 - January 31, 2003			Six Months Ended 2003- January 31, 2003		
	Net Earnings (Loss)	Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share	Net Earnings (Loss)	Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share
As reported	$ 818,904	$ 0.024	$ 0.022	$ 692,364	$ 0.021	$ 0.019
Pro forma	$ (66,366)	$ (0.002)	$ (0.002)	$ (192,906)	$ (0.006)	$ (0.005)

For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

Dividend yield	0%
Expected volatility	100%
Risk free interest rate	4.2%
Expected life	5 years

10. (Loss) earnings per share

(Loss) earnings per share is calculated based on the weighted average number of shares outstanding during the three month period ended January 31, 2004 of 49,725,897 (2003 - 33,663,739) and the six month period ended January 31, 2004 of 48,779,869 (2003 - 33,340,922).

10. (Loss) earnings per share (cont'd)

Diluted earnings per share is based on the assumption that options under the stock option plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate.

The diluted earnings (loss) per share is based on the diluted weighted-average number of shares outstanding during the three months ended January 31, 2003 of 37,240,456 and the six months ended January 31, 2003 of 35,653,495. The diluted weighted average number of shares for the three and six month periods ended January 31, 2004 were not presented, as all factors are anti-dilutive.

11. Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

January 31,	**Three Months 2004**	Three Months 2003	**Six Months 2004**	Six Months 2003
Management fees	**$ 18,270**	$ -	**$ 52,885**	$ -
Mineral property exploration expenditures	**1,230,854**	92,569	**2,329,811**	79,107
Professional fees	**6,000**	49,438	**18,000**	102,423
	$ 1,255,124	$ 142,007	**$ 2,400,696**	$ 181,530

At January 31,2003 the Company had bonuses payable to directors of $100,000.

Amounts included above for mineral property expenditures are recorded on a cost recovery basis. Management believes that related party transactions for management and professional fees are recorded at fair market value. Amounts due to affiliated companies are owed to companies controlled by directors and are non-interest bearing with no fixed terms of repayment.

12. Subsequent events

Private placement financing and investment in Mexgold Resources Inc.

On February 27, 2004, the Company completed a fully subscribed private placement financing of 3,334,300 special warrants at CDN$6.50 each, for gross proceeds of CDN$21,672,950 through BMO Nesbitt Burns Inc. as the exclusive agent. Each special warrant will be exchanged for one common share of Gammon for no further consideration upon qualification of a short form prospectus.

The Company has invested CDN$11.8 million of the proceeds of this financing into Mexgold Resources Inc. (TSXV: MGR), to maintain its 25% interest in Mexgold. Mexgold has acquired the El Cubo Gold-Silver Mine in Guanajuato, Mexico, and BMO Nesbitt Burns Inc. has completed a Mexgold financing of CDN$45,000,000 by means of a private placement of 22.5 million subscription receipts of Mexgold.

The investment by Gammon in Mexgold is a related party transaction for the purposes of National Instrument 61-501.

CORPORATE INFORMATION

Share details as of January 31, 2004

Shares issued 52-million
Fully diluted 59-million

TSX : GAM Toronto Stock Exchange
AMEX : GRS American Stock Exchange
BSX : GL7 Berlin Stock Exchange

Officers:
Fred George, President & Chairman
Bradley H. Langille, CEO
L. Leanne Dowe, C.A., CFO
Greg Liller, VP Exploration
Roderick Pye, COO

Directors:
Fred George, President & Chairman
Bradley H. Langille, CEO
Greg Liller, VP Exploration
Dale M. Hendrick, P.Eng., CFIM
Alejandro Caraveo Vallina
Rudolfo Nieblas

Auditors:
Grant Thornton
238A Brownlow Avenue, Suite 301
Dartmouth, NS B2Y 3Z6 Canada

Legal Counsel:
McInnes Cooper
1601 Lower Water Street, PO Box 730
Halifax, NS B3J 2V1 Canada

Transfer Agent:
Computershare Trust Company
1500 University Avenue, Suite 700
Montreal, PQ H3A 3S8 Canada

Bankers:
Royal Bank of Canada
7001 Mumford Road
Halifax, NS B3L 2H8 Canada

Corporate Head Office:
Gammon Lake Resources Inc., 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, NS B3B 1T5 Canada

Office in Mexico:
Gammon Lake de Mexico, S.A. de C.V., Sor Juana Ines de la Cruz #2102, Col. Altavista, Chihuahua, Mexico



GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, NS B3B 1T5
Canada

Telephone: (902) 468-0614
Fax: (902) 468-0631
Email: info@gammonlake.com

www.gammonlake.com